

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

March 20, 2008

Mr. Kenneth Cunningham
President and CEO
Miranda Gold Corporation
Unit 1 – 15782 Marine Drive
White Rock, BC, Canada V4B 1E6

> **Re: Miranda Gold Corporation
> Form 20-F for Fiscal Year Ending August 31, 2007
> Filed January 25, 2008**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments." Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ending August 31, 2007
Engineering Comments
General

1. We note your web site contains disclosure about adjacent or other properties on which you appear to have no right to explore or mine. Accordingly, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about properties which we have no right to explore or mine. We advise U.S. investors that the SEC's mining operations disclosure guidelines generally preclude disclosing information

of this type in documents filed with the SEC as we must focus on properties in which we do have an interest. U.S. investors are cautioned that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Fuse (East and West), Eureka County, Nevada, page 25

2.   We note you discus your mining claims for Fuse (East and West) and other projects, but do not provide certain details about or explain the basis for your mineral rights. Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in the properties, including the terms of all material underlying agreements.

- The type of claims, such as placer or lode, State or Federal, and means by which the claims are held (e.g. under leases or other mining concessions).

- Identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration, which is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

PPM, Humboldt County Nevada, page 28

3.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please limit your disclosure to

geology, history, or exploration results that are directly related to the properties
that you have the right to explore or mine.

Angel Wings, Elko county, Nevada, page 28

4.   We note you refer to returned assays ranging from 0.010 to 2.700 ounces of gold
per ton, without explaining how the results are distributed within the range.
When reporting the results of sampling and chemical analyses, we believe the
following points regarding mineralization of existing or potential economic
significance on your property would be consistent with the requirements of
Instruction 1(a) to Item 4.D of Form 20-F:

- Disclose only weighed-average sample analyses associated with a
measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid adjectives such as high-grade or ore-grade in describing results,
where a statistical basis for general characterization has not been
established.

Please submit the disclosures you believe would be responsive to this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K .Schuler Mining Engineer, at (202) 551-3718 with questions about the engineering comments or me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief